SAP EXPANDS EMPLOYEE AND BOARD MEMBER PARTICIPATION IN COMPANY’S SUCCESS

(Webmessage)

•	SAP Announces New Long Term Incentive Plans
•	€500 Million Planned for Employee Participation Plan Through 2015
•	SAP Expands Share Matching Plan

Walldorf, Germany – March 23, 2012

SAP has implemented two new share-based compensation plans: An Employee Participation Program (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for Executive Board members. In addition, SAP has expanded the share matching plan 2012 in celebration of SAP’s 40th anniversary. The two new plans and the expansion of the share matching plan are designed to reward participants for their contribution in achieving the Company’s ambitious 2015 goals.

Key Facts of EPP 2015 and LTI Plan 2015:

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The plans are focused on SAP’s share price and on targets derived from the Company’s 2015 strategy. They award virtual shares, called restricted share units (RSUs) to participants. Participants are paid out in cash based on the number of RSUs that vest.

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Starting in 2012, the RSUs will be awarded and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results.

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The number of RSUs that participants actually receive depends on SAP’s actual performance for the given year. The performance is based on SAP’s objectives set forth at the beginning of the plan. These objectives are closely linked to SAP’s 2015 goals, and include two key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit.

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If both KPIs achieve at least a defined 80% threshold, RSUs vest. Depending on performance the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest in that year.

•	Under the EPP 2015, the RSUs are paid out after the one-year measurement period whereas the RSUs under the LTI Plan 2015 are subject to a 3-year-holding period before pay-out.

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The plans include a “look-back” provision, due to the fact that it is based on reaching the goals in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested in 2012 – 2014, the number of 2015 RSUs can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited.

The final financial effect of the EPP 2015 as well as the LTI Plan 2015 will depend significantly on the number of vested RSUs actually to be paid out in cash and the SAP share price and thus may be significantly above or below the budgeted amounts. Due to the IFRS accounting rules, the Company will record almost all expense relating to the 2012 portion of the EPP plan and the majority of the total LTI plan in 2012. However, the actual amount may be significantly higher or lower than the Company’s estimate subject to the actual development of share price as well as the achievement of the financial KPIs. For example, the actual cash payout for the EPP 2015 could deviate significantly from €500 million planned.

Share Matching Plan

SAP introduces the EPP 2015 in addition to the existing Share Matching Plan and Stock Option Plan, which rewards all employees for their consistent high performance that contributes significantly to the company’s long-term success. The Share Matching Plan is based on a simple and effective participation formula. The participants buy and hold bundles of three shares for three years, which entitles them to receive bonus shares. In 2012 SAP management has decided to increase the number of bonus shares to five in celebration of SAP’s 40th anniversary.

Estimated Share Based Compensation Expenses for 2012

For the estimated amount of SAP’s share-based compensation expense in 2012, please refer to a separate Webmessage called SAP’s non-IFRS Financial Measures: 2012 Estimates of the Differences Between IFRS and non-IFRS.

More details about SAP’s share-based compensation plans are provided in the Company’s Annual Report 2011 and the Company’s Annual Report on form 20-F. They are both available online at www.sap.com/investor.